Securities and Exchange Commission

Division of Corporation Finance

Pamela A. Long, Assistant Director

Lesli L. Sheppard, Staff Attorney

100 F Street, NE

Washington, D.C. 20549

Re: GlenRose Instruments, Inc.

Registration Statement on Form 10 (File No. 000-51645)

Dear Ms. Long:

GlenRose Instruments, Inc., a Delaware corporation, hereby respectfully requests the withdrawal of its registration statement on Form 10 (File No. 000-51645), as filed with the Securities and Exchange Commission on December 5, 2005.

In the absence of this withdrawal request, the Form 10 would automatically become effective by lapse of time on February 3, 2006, which is 60 days after December 5, 2005, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. We wish to withdraw our registration on the grounds that we are still in the process of working with outside consultants to finalize our current financial statements that are required to be included in the Form 10. We do not expect this review process to be completed by February 3, 2006. For this reason, we respectfully request withdrawal of the Form 10.

We currently anticipate that we will refile with the Commission a new registration statement on Form 10 as soon as practicable after finalization of our current financial statements.

Please contact our counsel, Edwin L. Miller, Jr. of Sullivan & Worcester LLP, at (617) 338-2447 with any questions.

Sincerely,

/s/ John N. Hatsopoulos

John N. Hatsopoulos

Chairman